SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated March 28, 2021 announcing that Ferroglobe Announces Agreement in Principle on Terms of Capital Raise, Extension of Bond Maturity and Entry into a Lock-Up Agreement

Ferroglobe Announces Agreement in Principle on Terms of Capital Raise, Extension of Bond Maturity and Entry into a Lock-Up Agreement

LONDON, March 28, 2021 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (the “Company”) announces that it has reached an agreement in principle on the terms of the financing proposal, which was previously detailed in the Company’s release on February 1, 2021, relating to a $100 million capital raise, consisting of issuances of new debt and equity, and a three-year extension of its 9.375% Senior Notes due 2022. On March 27, 2021, the Company entered into a lock-up agreement (the “Lock-Up Agreement”) with members of an “Ad Hoc Group”, being existing note holders representing in aggregate approximately 60% of the 2022 Senior Notes, and Tyrus Capital (“Tyrus”) as backstop provider in respect of a $40 million equity raise forming part of the transaction.

Details of the transaction and the process for its implementation are described below. The “Lock-Up Effective Date” for the purposes of the Lock-Up Agreement is March 28, 2021.

Trading Update

Ferroglobe continues to benefit from an improving market and overall price recovery. General positive momentum in the U.S. as well as strengthening European spot prices across all key product categories since the start of the year, are supporting higher average realized prices for Q1 2021. In addition to the market recovery, Ferroglobe is also benefiting from the global recovery in demand across the chemical, aluminium and steel sectors, resulting in shipment volumes in-line with our expectations for the quarter. The improvement in sales is partially offset by the inflationary impact on some raw materials, but supports the gradual improvement in margins beginning Q1. Ferroglobe expects margins to further improve as the Company continues its implementation of the previously announced initiatives underlying its strategic plan. As of February 28, 2021, Ferroglobe’s total cash was $130 million.

Comments

Javier López Madrid, the Executive Chairman of Ferroglobe, commented: “By entering into this Lock-Up Agreement, Ferroglobe comes one step closer to completing a comprehensive financing that will de-risk our balance sheet and bolster the overall liquidity of the Company. With the extension of the senior notes, Ferroglobe will address its near-term debt maturities. Furthermore, through this financing the Company will secure sufficient cash to deliver on its strategic plan.” Mr. López Madrid added: “Currently we are seeing strong momentum across all of our main products. This financing offers the cash and operational flexibility needed to capitalize on attractive market opportunities, as well as accelerate our return to profitability and create value for all stakeholders.”

Marco Levi, Ferroglobe’s Chief Executive Officer, commented: “This financing is a key milestone for the successful execution of our strategic plan, particularly for the initiatives prioritized for this year. By reaching this milestone, we can operate our business and advance our specific initiatives with confidence. We thank our financing partners for their support and trust in management and in the plan to turnaround our Company.”

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Summary of the Transaction

The proposed transaction is described below, in summary form. Further details are contained in the Exhibit to this press release.

The transaction involves three, inter-conditional elements: the raising of $40m of new equity in the Company, $60m of new bonds and the extension of maturity and amendment to the terms of the 2022 Senior Notes.

New $40m Equity:

Ferroglobe will be deleveraging its balance sheet by raising at least $40 million of equity. The precise method of raising this capital, choice of instrument and issue price will be determined closer to the transaction completion date, based on relevant factors at the time and what the Company considers will be best for its shareholders. It is currently intended that the new equity raise will be in the form of a pre-emptive rights issue / share offering available to all shareholders; however, the Company will consider other transaction forms, if available, if it believes they would better maximize value for shareholders.

The equity raise is fully backstopped by Tyrus up to $40m, subject to certain conditions, at an issue price of the lower of (i) a 40% discount to the volume weighted average closing price of the ordinary shares over a number of trading days close to the transaction effective date (adjusted to address any unusual trading activity), and (ii) the share price offered in the equity raise by the Company, provided that the total number of shares issued (after giving effect to any shares issued in the equity raise) does not exceed the number of shares currently issuable without triggering pre-emption rights and that are not reserved for specific purposes.

New $60m Notes:

Ferroglobe will issue $60 million senior secured notes that will rank super senior to the extended and amended 2022 Senior Notes and will mature on 30 June 2025. The new $60m Notes will have an annual fixed cash interest rate of 9.000%, and will benefit from first ranking security over substantially all of the assets of Ferroglobe and its subsidiaries (the “Group”). All holders of the 2022 Senior Notes (on a record date) will have the right to subscribe for new $60m Notes. The new $60m Notes will be fully backstopped by the members of the Ad Hoc Group.

Amendments to 2022 Senior Notes:

The 2022 Senior Notes will be exchanged at par for new $350 million of senior secured notes that will mature on 31 December 2025 (the “Reinstated $350m Notes”). The Reinstated $350m Notes will have an annual fixed cash interest rate of 9.375%, and will benefit from second ranking security over substantially all of the assets of the Group.

The exchange will be implemented using either (i) an exchange offer that will also involve a concurrent solicitation of consents to amend the terms of any 2022 Senior Notes to eliminate substantially all of the restrictive covenants, certain events of default and other related provisions in the indenture governing the 2022 Senior Notes (the “Exchange Offer and Covenant Strip”) or (ii) an English law scheme of arrangement (the “Scheme”).

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Summary of the Lock-Up Agreement

The Lock-Up Agreement binds its parties to support and implement the transaction described above, subject to its terms and conditions. Certain key provisions only are described below, by way of summary.

Holders of 2022 Senior Notes are encouraged to obtain a full copy of the Lock-Up Agreement from the Information Agent (as defined below) using the contact details below and to familiarise themselves with its full terms.

Undertakings

The Lock-Up Agreement contains various undertakings from each of its parties, including (but not limited to):

●	to take all actions which are necessary or reasonably desirable to support and facilitate, the implementation of the transaction with a view to implementing and consummating the transaction as soon as reasonably practicable and in any event, by no later than the long-stop date of six months following the Lock-Up Effective Date (September 28, 2021) (the “Long-Stop Date”); and

●	not to take, encourage, assist or support, directly or indirectly, any action that is inconsistent with the transaction and the Lock-Up Agreement or that would, or could reasonably be expected to, frustrate, delay, impede or prevent the transaction.

In addition, holders of 2022 Senior Notes that are parties to the Lock-Up Agreement give additional undertakings, including (but not limited to):

●	not to take enforcement action against the Group; and
●	to vote in favour of any Exchange Offer and Covenant Strip or Scheme (as applicable) needed to effect the amendments to the 2022 Senior Notes.

Transaction Documents

The Lock-Up Agreement contains term sheets describing the main terms of the transaction, and gives Ferroglobe, Tyrus and the Ad Hoc Group the right to negotiate the final forms of the documents for the transaction, provided that (subject to certain amendment rights), these are in form and substance consistent in all material respects with the main terms as set out in the Lock-Up Agreement.

Amendments

The Lock-Up Agreement contains certain generally customary amendment rights to its terms and key transaction dates. Some of these amendment rights require the consent of all, a majority or a super-majority of holders of the 2022 Senior Notes that are party to the Lock-Up Agreement, and some are exercisable by a majority of the Ad Hoc Group.

Termination

The Lock-Up Agreement contains certain generally customary termination events (some of which are automatic and some of which are voluntary and exercisable by different parties), including (but not limited to):

●	automatic termination on the earlier of (i) September 28, 2021 (the Long-Stop Date); (ii) 25 Business Days following the Lock-Up Effective Date (May 5, 2021, the “Lock-Up Deadline”) if less than 75% by value of the holders of the 2022 Senior Notes are parties to the Lock-Up Agreement; or (iii) the closing of the transaction (the “Transaction Effective Date”);

●	material non-compliance with the terms of the Lock-Up Agreement by certain parties; and
●	the failure to achieve certain milestones by the agreed specified dates.

Fees

Holders of 2022 Senior Notes may become entitled to certain fees as follows:

●	Cash Consent Fees

Holders of 2022 Senior Notes may become entitled to the following at the Transaction Effective Date:

1% Early Cash Consent Fee: each holder of 2022 Senior Notes who: (i) becomes party to the Lock-Up Agreement; and (ii) holds 2022 Senior Notes that became locked-up notes within 10 Business Days following the effective date of the Lock-Up Agreement (the “Consent Fee Deadline”), will (subject to certain conditions) be entitled to a cash fee of 1.00% of the aggregate principal amount of their locked-up notes.

0.5% Late Cash Consent Fee: each holder of 2022 Senior Notes who: (i) becomes party to the Lock-Up Agreement; and (ii) holds 2022 Senior Notes that became locked-up notes after the Consent Fee Deadline, will (subject to certain conditions) be entitled to a cash fee of 0.50% of the aggregate principal amount of those locked-up notes.

●	Equity Fees

Holders of 2022 Senior Notes may become entitled to one (but not both) of the following sets of fees (depending on how the transaction is implemented) at the Transaction Effective Date.

o	Where the transaction is implemented using an Exchange Offer and Covenant Strip:

2% Early Equity Fee: each holder of 2022 Senior Notes who: (i) becomes party to the Lock-Up Agreement; and (ii) holds 2022 Senior Notes that became locked-up notes on or before the Consent Fee Deadline, will (subject to certain conditions) be entitled to its proportional entitlement of a cash fee in respect of those locked-up notes to be settled as aggregate 2.00% of the post-transaction ordinary shares in Ferroglobe.

1.75% Exchange Offer Equity Fee: each holder of 2022 Senior Notes who provides consent and participates in the Exchange Offer and Covenant Strip will (subject to certain conditions) be entitled to its proportional entitlement of a cash fee to be settled as aggregate 1.75% of the post-transaction ordinary shares in Ferroglobe.

o	Where the transaction is implemented using a Scheme:

3.75% Scheme Equity Fee: each holder of 2022 Senior Notes will be entitled to its proportional entitlement of a cash fee to be settled as aggregate 3.75% of the post-transaction ordinary shares in Ferroglobe.

Next Steps

Ferroglobe has appointed Global Loan Agency Services Limited as information agent for the transaction (the “Information Agent”).

Holders of 2022 Senior Notes that have not yet signed the Lock-Up Agreement may contact the Information Agent at ProjectFox@glas.agency to access further information relating to the transaction and for details of how to accede to the Lock-Up Agreement.

Noteholders may only become eligible for the 1% Early Cash Consent Fee (or, to the extent the transaction is implemented using an Exchange Offer and Covenant Strip, the 2% Early Equity Fee) by signing the Lock-Up Agreement and holding 2022 Senior Notes that became locked-up notes on or prior to the Consent Fee Deadline of April 13, 2021

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About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

No offer

This press release is not an offer to sell or a solicitation of an offer to buy or exchange or acquire securities in the United States or in any other jurisdiction. The securities referenced in this press release may not be offered, sold, exchanged or delivered in the United States absent registration or an applicable exemption from the registration requirement under the U.S. Securities Act of 1933, as amended. This press release is not directed at, or intended for distribution, publication, availability to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction, where such distribution, publication, availability or use would be contrary to law or regulation, or which would require any registration or licensing within such jurisdiction.

Summary only

This press release is intended as a summary only, and holders of 2022 Senior Notes should refer to the additional details of the terms of the New $40 Equity, the New $60m Notes and the Reinstated $350m Notes set forth in the Exhibit to this press release, and the detailed terms set out in the Lock-Up Agreement.

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INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

Exhibit

Significant Terms of the New $40m Equity

●	The Issue Price: The issue price of new ordinary shares to be issued in the equity raise will be determined at the sole discretion of Ferroglobe.
●	Backstop: The equity raise will be fully backstopped by Tyrus up to $40m on terms and subject to the conditions set out in the New Equity Backstop Letter and the Lock-Up Agreement.

Significant Terms of the New $60m Notes

●	Maturity date: 30 June 2025
●	Interest rate: 9.0% per annum
●	Timing: The first $40m will be issued as soon as reasonably practicable, and a further $20m will be issued as part of the Transaction Effective Date steps in accordance with the Lock-Up Agreement. All holders of the 2022 Senior Notes (on a record date and including any member of the AHG that is a holder of 2022 Senior Notes) will have the right to subscribe for new $60m Notes.

●	Repayment premium. A repayment premium of $17.5m may become payable on the occurrence of certain redemption or repayment events.
●	Call schedule: The redemption price will be par during the first 15 months (from the Transaction Effective Date), non-call (subject to make-whole) during the next 9 months, 104.5% during the next 12 months and par thereafter.

●	Guarantees: As per the Reinstated $350m Notes, with any additions to be agreed between Ferroglobe and the Majority Ad Hoc Group.
●	Collateral: Security over the shares, inventory, receivables and property, plant and equipment and other assets of the guarantors, as further agreed in the Lock-Up Agreement.
●	Covenants: As per the 2022 Senior Notes, but to be further restricted as agreed in the Lock-Up Agreement.
●	Intercreditor arrangements: Customary intercreditor terms with the Reinstated $350m Notes and any asset-based facilities.
●	Backstop: The New $60m Notes will be fully backstopped by the Ad Hoc Group on terms and subject to the conditions set out in the New Debt Backstop Letter and the Lock Up Agreement. The backstop providers will be entitled to a cash fee equal to 4.0% of that backstop provider’s commitment.

Significant Terms of the Reinstated $350m Notes

●	Maturity date: 31 December 2025

●	Interest rate: 9.375% per annum

●	Call schedule: NC1 (subject to make-whole), and thereafter, the redemption price shall be 104.6875%, 102.34375%, 101% and par (annual step-downs).

●	Guarantees: As per the existing guarantors plus the addition of any new guarantors agreed for the New $60m Notes.

●	Collateral: Security over the shares, inventory, receivables and property, plant and equipment and other assets of the guarantors, as further agreed in the Lock-Up Agreement.

●	Covenants: As per the 2022 Senior Notes, but to be further restricted as agreed in the Lock-Up Agreement.

●	Intercreditor arrangements: Customary intercreditor terms with the New $60m Notes and any asset-based facilities.

Other Terms

●	Work Fee: the Ad Hoc Group will be entitled to a work fee equal to aggregate 1.75% of the Existing $350m Notes ($6.125m).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)